UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Mondee Holdings, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

465712107
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons FLY OCP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,410,720
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,410,720
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,410,720
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1) Calculated based upon 85,820,365 shares of Class A Common Stock (“Class A Shares”) outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed November 14, 2023.

1.	Names of Reporting Persons Origami Capital Partners LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,410,720
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,410,720
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,410,720
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1) Calculated based upon 85,820,365 shares of Class A Common Stock (“Class A Shares”) outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed November 14, 2023.

1.	Names of Reporting Persons Jeffrey David Young
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,410,720
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,410,720
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,410,720
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.0%(1)
12.	Type of Reporting Person (See Instructions) IN

(1) Calculated based upon 85,820,365 shares of Class A Common Stock (“Class A Shares”) outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed November 14, 2023.

Item 1(a).	Name of Issuer

Mondee Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

10800 Pecan Park Blvd., Suite 315

Austin, TX 78750

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	FLY OCP LLC
(ii)	Origami Capital Partners, LLC
(iii)	Jeffrey David Young

Item 2(b).	Address of the Principal Business Office, or if none, Residence

191 North Wacker Drive, Suite 2350

Chicago, IL 60606

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

465712107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

FLY OCP directly holds 9,410,720 Class A Shares, 125,000 of which (the “Earn Out Shares”) are subject to vesting during the four-year period following July 18, 2022 (the “Vesting Period”) pursuant to that certain Earn-Out Agreement, dated December 20, 2021, by and among the Reporting Person, the Issuer, and the other parties thereto (the “Earn-Out Agreement”), filed as Exhibit 10.10 to the Registration Statement on Form S-4/A, filed on June 24, 2022 in connection with the Issuer's initial business combination. If during the Vesting Period (i) the price of the shares of Class A Common Stock exceeds a volume-weighted-average price (“VWAP”) of $12.50 per share for any 20 trading days within any 30 trading day period, one-third of the Earn Out shares will immediately vest and no longer be subject to forfeiture; (ii) the price of the shares of Class A Common Stock exceeds a VWAP of $15.00 per share for any 20 trading days within any 30 trading day period, one-third of the Earn Out shares will immediately vest and no longer be subject to forfeiture; and (iii) the price of the shares of Class A Common Stock exceeds a VWAP of $18.00 per share for any 20 trading days within any 30 trading day period, one-third of the Earn Out shares will immediately vest and no longer be subject to forfeiture;. Any Earn-Out Shares that do not vest during the Vesting Period shall be redeemed for nominal value and cancelled in accordance with the Earn-Out Agreement.

All calculations of beneficial ownership are based upon 85,820,365 Class A Shares outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed November 14, 2023.

Origami Capital Partners, LLC is the manager of FLY OCP and Jeffrey Young is the Managing Partner of Origami Capital Partners, LLC. In such capacities, each of the foregoing may be deemed to beneficially own the reported securities. The filing of this Statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2024

FLY OCP LLC

By:	/s/ Joelle Kellam
Name:	Joelle Kellam
Title:	Partner, Chief Financial Officer and Chief Compliance Officer
Origami Capital Partners, LLC

By:	/s/ Joelle Kellam
Name:	Joelle Kellam
Title:	Partner, Chief Financial Officer and Chief Compliance Officer
Jeffrey David Young

By:	/s/ Jeffrey David Young

EXHIBIT LIST

Exhibit A            Joint Filing Agreement, dated as of January 24, 2024

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A common stock, par value $0.0001 per share, of Mondee Holdings, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, by Origami Capital Partners, LLC as designated filer on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 24, 2024

FLY OCP LLC

By:	/s/ Joelle Kellam
Name:	Joelle Kellam
Title:	Partner, Chief Financial Officer and Chief Compliance Officer
Origami Capital Partners, LLC

By:	/s/ Joelle Kellam
Name:	Joelle Kellam
Title:	Partner, Chief Financial Officer and Chief Compliance Officer
Jeffrey David Young

By:	/s/ Jeffrey David Young